SEC FILE NUMBER 001-32145

CUSIP NUMBER 137225108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 000-23876

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CanArgo Energy Corporation
Full Name of Registrant
Former Name if Applicable
P.O. Box 291, St. Peter Port
Address of Principal Executive Office (Street and Number)
Guernsey, British Isles GY1 3RR
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CanArgo Energy Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (the “Form 10-Q”). As initially reported on Form 8-K filed on October 28, 2009, the Company filed a voluntary petition seeking relief under the provisions of Chapter 11 of the U.S. Bankruptcy Code (“Bankruptcy Code”) with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on October 28, 2009. The pre-packaged Chapter 11 case is being administered under the caption In re CanArgo Energy Corporation, No. 09-16453 (the “Chapter 11 Case”). The Bankruptcy Court assumed jurisdiction over the assets of the Company, as of the date of the filing of the bankruptcy petition. The Company will remain in possession of its assets, and continue to manage and operate its business and properties, as debtor-in-possession, subject to the provisions of the Bankruptcy Code and the supervision and orders of the Bankruptcy Court. The Company lacks the resources to timely file the Form 10-Q due on November 16, 2009, without unreasonable effort or expense.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey Wilkins	+(44)	1481 729 980

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑
Annual Report on Form 10-K for the year ended December 31, 2008

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates incurring a loss for the fiscal quarter ended September 30, 2009 due partly to the increased legal and administrative costs incurred in connection with its negotiations with creditors leading to its entry: (i) on October 22, 2009 into a Plan Support and Lock-up Agreement dated as of August 6, 2009 (“PSA”) by and among the Company and the holders of the Company’s Senior Subordinated Convertible Guaranteed Notes due September 1, 2009, Persistency, a Cayman Islands corporation (“Persistency”) as the holder of the Company’s 12% Subordinated Convertible Guaranteed Notes due June 28, 2010 and the other creditors party thereto pursuant to which the parties thereto agreed to support the Chapter 11 Case and (ii) on October 29, 2009, into a Debtor in Possession Financing Agreement (the “DIP Credit Agreement”) by and between the Company and Persistency pursuant to which Persistency agreed to lend the Company up to $1.2 million post-petition fully secured by all of the assets of the Company and guarantees of the Company’s principal subsidiaries.
A Copy of the PSA was filed as an Exhibit to the Current Report on Form 8-K filed on October 28, 2009 and copies of the DIP Credit Agreement and related loan documents were filed as Exhibits to a Current Report on Form 8-K filed on November 3, 2009.
This Notification of Late Filing may contain forward-looking statements within the meaning of the federal securities laws, including statements regarding the intent, belief or current expectations of the Company and its management which are made with words such as “will,” “expect,” “believe,” and similar words. These forward-looking statements involve a number of risks, uncertainties and other factors, which may cause the actual results to be materially different from those expressed or implied in the forward-looking statements Such risks, uncertainties and other factors include, among other matters, the uncertainties inherent in oil and gas activities; the effects of the Company’s impaired financial condition; the effects of actions by third parties including creditors and government officials; fluctuations in world oil prices and other risks detailed in the Company’s reports on Forms 10-K and 10-Q previously filed with the Securities and Exchange Commission; the effects of the Chapter 11 filing on the Company and the interests of various creditors, equity holders and other constituents; Bankruptcy Court rulings in the Chapter 11 case and the outcome of any such proceedings in general; the length of time the Company will operate under the Chapter 11 proceeding; the risks associated with third party motions in the Chapter 11 proceeding, which may interfere with the Company’s ability to consummate the plan of reorganization; the potential adverse effects of the Chapter 11 proceeding on the Company’s liquidity or results of operations; continued compliance with conditions for funding under the secured credit facility obtained to fund the Company while in the Chapter 11 proceeding; the ability to execute the Company’s business and restructuring plan; management of cash resources; restrictions imposed by, and as a result of, the Company’s substantial leverage; increased legal costs related to a bankruptcy case and other litigation and the Company’s ability to maintain contracts that are critical to its operation, to obtain and maintain normal terms with customers, suppliers and service providers and to retain key executives, managers and employees.
The Company does not intend to review, revise, or update any particular forward-looking statements in light of future events.

CanArgo Energy Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2009	By	/s/ Jeffrey Wilkins

Name: Jeffrey Wilkins
Title: Chief Financial Officer and Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.
1001).